UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Amendment No.             *

ALLIANCE HEALTHCARD, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

01860F103

(CUSIP Number)

RITA MCKEOWN

3500 PARKWAY LANE, SUITE 720,

NORCROSS, GEORGIA 30092

(770)-734-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 01860F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ELEANOR S. MATTHEWS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 2,000,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D is filed with respect to shares of the Common Stock, $.001 par value of Alliance HealthCard, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 3500 Parkway Lane, Suite 720, Norcross, Georgia 30092.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is filed by Eleanor S. Matthews.

(b)	Ms. Matthews’ business address is 3500 Parkway Lane, Suite 720, Norcross, Georgia 30092.

(c)	Ms. Matthews is presently employed as the Executive Vice President of the Merger Sub (as defined below) which has its principal offices located at 3500 Parkway Lane, Suite 720, Norcross, Georgia 30092.

(d)	During the last five years, Ms. Matthews has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Ms. Matthews has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Matthews is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 28, 2007, the Company consummated the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated December 26, 2006, by and among the Company; AHC – Benefit Marketing Acquisition, Inc., an Oklahoma corporation and a wholly-owned subsidiary of the Company (“Merger Sub”); BMS Holding Company, Inc., an Oklahoma corporation (“BMS”); the subsidiaries of BMS; and the stockholders of BMS (the “BMS Stockholders”). The Company previously filed a copy of the Merger Agreement as an exhibit to its Current Report on Form 8-K dated January 3, 2007. In connection with the Merger, BMS merged with and into Merger Sub, with Merger Sub continuing as the surviving entity as a wholly-owned subsidiary of the Company. Under the terms of the Merger, all of the outstanding capital stock of BMS converted automatically into the right of the BMS Stockholders to receive 10 million shares of the Company’s Common Stock, $.001 par value per share in proportion to their respective ownership interests in BMS and promissory notes in the aggregate principal amount of $7,147,000. Upon the closing of the Merger, Ms. Matthews shares of BMS were converted to 2,000,000 shares of the Company (the “Shares”).

ITEM 4.	PURPOSE OF TRANSACTION.

Ms. Matthews is the Executive Vice President of the Merger Sub and currently intends to hold the Shares for investment purposes, and has no plans or proposals which are required to be described under this Item. Although she currently has no plans to do so, Ms. Matthews may in the future acquire additional securities of the Company or dispose of any or all of the Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	Ms. Matthews has sole voting and dispositive power with respect to the 2,000,000 Shares that Ms. Matthews holds directly which represented 13.8% of the outstanding Shares on March 1, 2007.

(c)	Under the terms of the Merger on February 28, 2007, all of the outstanding capital stock of BMS converted automatically into the right of the BMS Stockholders to receive 10 million shares of the Company’s Common Stock, $.001 par value per share in proportion to their respective ownership interests in BMS. As a result of the Merger, the following persons received the number of shares indicated below.

NAME	NUMBER OF SHARES
Danny C. Wright	4,000,000
Brett Wimberley	4,000,000
Eleanor S. Matthews	2,000,000

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Ms. Matthews.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of may knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007	/s/ Eleanor S. Matthews

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